UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a16 OR 15d16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For July 1, 2022

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue Randfontein, 1759
South Africa
(Address of principal executive offices)
*-
(Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20 F or Form 40F.)

Form 20F ☒ Form 40F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g32(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

Harmony Gold Mining Company Limited
Registration number 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228
JSE share code: HAR
(“Harmony” and/or “the Company”)

APPOINTMENT OF FUTURE EXTERNAL AUDITOR
Johannesburg, Friday, 1 July 2022. In compliance with paragraph 3.75 to 3.78 of the JSE Limited Listings Requirements, and in accordance with the mandatory audit firm rotation rule issued by the Independent Regulatory Board for Auditors, shareholders are advised that the Company intends to appoint Ernst & Young Incorporated (“EY”) as the external auditor for the Company with effect from the financial year commencing 1 July 2023, being the 2024 financial year. The Audit and Risk Committee has recommended, and the Board endorsed, the proposed appointment following the conclusion of a comprehensive tender process. The appointment will be subject to shareholder approval at the next annual general meeting (AGM) to be held on 24 November 2022.

The current firm, PricewaterhouseCoopers Inc. (“PwC”), will continue to act as external auditors of the Company for the 2022 and 2023 financial years, subject to shareholder approval at the 24 November 2022 AGM.

The Company thanks PwC for their services over the years and looks forward to beginning a new chapter with EY.

Ends.

For more details contact:

Jared Coetzer
Head of Investor Relations
+27 (0)82 746 4120

Johannesburg, South Africa
1 July 2022

Sponsor:
J.P. Morgan Equities South Africa Proprietary Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Harmony Gold Mining Company Limited

Date: July 1, 2022	By: /s/ Boipelo Lekubo
Name: Boipelo Lekubo
Title: Financial Director